File No. 73-00049



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                  (Name and address of foreign utility company)

                                   WPD Limited
                               Ogier & Le Masurier
                                  Coutts House
                                   Le Truchor
                        St. Peter Port, Guernsey GY1 1WD

                      (Name and address of filing company)

                              Southern Energy, Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338

         The Commission is requested to address communications to:

              Marce Fuller, President           John D. McLanahan, Esq.
               Southern Energy, Inc.             Troutman Sanders LLP
                 900 Ashwood Parkway            600 Peachtree Street, N.E.
                      Suite 500                          Suite 5200
               Atlanta, Georgia 30338           Atlanta, Georgia 30308-2216


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1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

         Southern Energy, Inc., a Delaware corporation ("Southern Energy"), a wholly owned subsidiary of The Southern Company, a holding company registered pursuant to the Public Utility Holding Company Act of 1935 (the "Act"), is filing this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Act and Rule 57, 17 C. F. R.ss.250.57, thereunder on behalf of
WPD Limited ( hereinafter "Foreign Utility"), with its principal offices at Ogier & Le Masurier, Coutts House, Le Truchor, St. Peter Port, Guernsey GY1 1WD.

         The Foreign Utility owns peaking and black start generating capacity located at Princetown Generating Station, Station Road, Princetown, Devon, England, and intends to own or operate additional generation or electric power transmission or distribution assets located in England and Wales.

         Southern Energy, through intermediate subsidiaries, owns 51 % of the voting securities of the Foreign Utility and PPL Global, Inc. (a wholly owned subsidiary of PPL Corporation), through intermediate subsidiaries, owns 49 % of the voting securities of the Foreign Utility.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly owned subsidiary of The Southern Company, would be "associate companies" of the Foreign Utility if the transaction described herein were consummated:

                              Alabama Power Company
                              Georgia Power Company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                      Mobile Energy Services Holdings, Inc.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

          PPL Electric Utilities Corporation and Safe Harbor Water Power Corporation, are public utility subsidiaries of PPL Corporation, a holding company exempt from registration pursuant to section 3(a) of the Act, and would also be associate companies of the Foreign Utility.

          None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with the Foreign Utility, and no such investment or contractual relationship is contemplated.

                                    EXHIBIT A

         Inapplicable to Southern Company. A certification of resources and authority has been previously filed with the Securities and Exchange Commission by the Pennsylvania Public Service Commission, the state commission that regulates the retail rates of PPL Electric Utilities Corporation.
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                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned duly authorized agent.

                                                   Southern Energy, Inc.


                                                   By: /s/Elizabeth B. Chandler
                                                          Elizabeth B. Chandler
                                                          Secretary

Date:  May 26, 2000